UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 6, 2018

Commission File Number: 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐            No ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2018 Annual Meeting of Stockholders and Proxy Statement of Navios Maritime Acquisition Corporation, dated November 6, 2018, for the 2018 Annual Meeting of Stockholders to be held on Thursday, December 6, 2018.

November 6, 2018

Dear Stockholder,

We cordially invite you to attend our 2018 annual meeting of stockholders to be held at 10:00 a.m., local time, on Thursday, December 6, 2018 at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Acquisition Corporation that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou

Chairman and Chief Executive Officer

NAVIOS MARITIME ACQUISITION CORPORATION

NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

November 6, 2018

TIME: 10:00 a.m., local time

DATE: Thursday, December 6, 2018

PLACE: Offices of Navios Maritime Acquisition Corporation, Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco

PURPOSES:

1.	To elect three Class A directors, whose terms will expire in 2021 (“Proposal One”).

2.	To ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2018 (“Proposal Two”).

3.	To consider any other business that is properly presented at the meeting or any adjournment thereof.

WHO MAY VOTE:

You may vote if you were the record owner of Navios Maritime Acquisition Corporation stock at the close of business on Friday, November 2, 2018. A list of stockholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY STOCKHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

NAVIOS MARITIME ACQUISITION CORPORATION

LE MONTAIGNE BLOC B

7 AVENUE DE GRANDE BRETAGNE

MONACO

PROXY STATEMENT FOR

NAVIOS MARITIME ACQUISITION CORPORATION

2018 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON THURSDAY, DECEMBER 6, 2018

GENERAL INFORMATION CONCERNING THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Acquisition Corporation’s Board of Directors is soliciting your proxy to vote at the 2018 annual meeting of stockholders and any adjournments of the meeting to be held at 10:00 a.m., local time, on Thursday, December 6, 2018, at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 6, 2018, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all stockholders entitled to vote at the meeting. You can find a copy of our 2017 Annual Report on Form 20-F on the Internet through our website at www.navios-acquisition.com or the U.S. Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

Only stockholders who owned Navios Maritime Acquisition Corporation common stock at the close of business on November 2, 2018 are entitled to vote at the annual meeting. On this record date, there were 142,886,650 shares of Navios Maritime Acquisition Corporation common stock outstanding and entitled to vote. Navios Maritime Acquisition Corporation common stock is our only class of voting stock. The shares of common stock are listed on the New York Stock Exchange under the symbol “NNA.”

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each share of Navios Maritime Acquisition Corporation common stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•

By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•

In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

“Street name” holders may vote by telephone or Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions with the proxy materials. The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The Board of Directors recommends that you vote as follows:

•	“FOR” the election of the nominees for the Class A directors; and

•	“FOR” ratification of the selection of independent registered public accounting firm for our current fiscal year ending December 31, 2018.

If any other matter is presented, the proxy card provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the annual meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Acquisition Corporation’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for Class A director who receive the most votes (also known as a “plurality” of the votes) will be elected. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of Class A directors. Brokerage firms do not have authority to vote customers’ unvoted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

Proposal 2: Ratify Selection of Independent Registered Public Accounting Firm	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of our independent registered public accounting firm. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers S.A. as our independent accountants for 2018, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than a majority of the outstanding shares of our common stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

PROPOSAL ONE

ELECTION OF DIRECTORS

Our Board of Directors consists of seven directors, who are divided into three classes. As provided in our Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of such director’s death, resignation, removal or earlier termination of such director’s term of office. The terms of the three Class A directors will expire at the 2018 annual meeting. Accordingly, the Board of Directors has nominated Brigitte Noury, George Galatis, and Eleni Warren, each of whom is a Class A director, for election as directors, whose terms would expire at our 2021 Annual Meeting of Stockholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that one or more of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees for Election as Class A Directors to the Board of Directors

Information concerning the nominees for the Class A directors is set forth below:

Name	Age	Position
Brigitte Noury	71	Class A Director
George Galatis	55	Class A Director
Eleni Warren	69	Class A Director

Brigitte Noury has been a member of our Board of Directors since May 2010. Ms. Noury served from March 2002 until December 2009 as Director of Corporate & Investment Banking Asset & Recovery Management — Europe for Societe Generale. She also served from June 1989 until February 2002 as Head of Shipping at Societe Generale. In addition, she served as Vice President — Shipping at Banque Indosuez from 1987 to 1989. Before that Ms. Noury served as Financial Controller at Banque Internationale pour l’Afrique Occidentale (later acquired by BNP Paribas). Ms. Noury received a master of economic sciences degree and a diploma in business administration from the University of Dijon. Ms. Noury is also a member of our Audit Committee and Nominating Committee and is an independent director.

George Galatis has served as a member of our Board of Directors since July 2010. He is currently the Executive Vice President — Product Development at Demo Pharmaceutical Industry, having served as a Senior Vice President — Project Development since 1999. Mr. Galatis also served as a technical manager in Pharmaceutical Industry Projects at Telos Consulting Ltd. of London from 1994 to 1999. Previously, Mr. Galatis served as an engineer, technical manager and product manager at various shipping companies in the United States and the U.K. Mr. Galatis is a mechanical engineer and holds a bachelor’s degree in mechanical engineering and master’s degree in robotics from the University of Newcastle upon Tyne. Mr. Galatis is also a member of our Nominating Committee and is an independent director.

Eleni Warren has served as a member of our Board of Directors since June 2017. She is a lawyer by training with more than 35 years of experience in banking and financial services. Mrs. Warren joined V&P Law Firm (the predecessor to the firm now known as PPT Legal) in 1986, where she was partner from 2011 until April 2017. Beginning in 1986, Mrs. Warren was in-house legal advisor of Credit Commercial de France S.A., Athens. She was also the head of the Compliance Department of the above mentioned bank for several years, overseeing compliance with the basic principles and criteria that should be met by all credit institutions and financial institutions supervised by the Bank of Greece and with the internal rules applied by the Head Office of HSBC France (formerly Credit Commercial de France S.A.). Mrs. Warren was a member of the Athens Bar for the period beginning in 1981 and ending in 2017. She obtained her law degree from the Law School of the University of Athens and also holds a bachelor degree in Political Sciences from Athens Pantion University. Mrs. Warren is an independent director.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE ELECTION OF BRIGITTE NOURY, GEORGE GALATIS, AND ELENI WARREN AS CLASS A DIRECTORS, AND PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

PROPOSAL TWO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors is submitting for approval the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2018. The Board of Directors proposes that the stockholders ratify this appointment. PricewaterhouseCoopers S.A. audited our financial statements for the fiscal year ended December 31, 2017.

PricewaterhouseCoopers S.A. has advised us that it does not have any direct or indirect financial interest in us, nor has it had any such interest in connection with us during the past three years other than in its capacity as our independent registered public accounting firm.

All services rendered by PricewaterhouseCoopers S.A. are subject to review by the Audit Committee of our Board of Directors.

We are not required to obtain the approval of our stockholders to select our independent registered public accounting firm. In the event the stockholders do not ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm, the Audit Committee will reconsider its appointment.

Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the annual meeting.

Effect of Abstentions and Broker Non-Votes. Abstentions will be treated as votes against Proposal Two. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on Proposal Two. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors is not aware of any other business that will be presented to the annual meeting. If any other business is properly brought before the annual meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

November 6, 2018

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. NAVIOS MARITIME ACQUISITION CORPORATION PROXY FOR 2018 ANNUAL MEETING OF STOCKHOLDERS DECEMBER 6, 2018 10:00 A.M. LOCAL TIME Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED Please mark PROXY your votes X like this THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2. IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS, JUST SIGN BELOW. YOU NEED NOT MARK ANY BOXES. 1. Election of three Class A Directors (or if any nominee is not available for election, such substitute as the Board of Directors may designate): Proposal to elect Brigitte Noury, George Galatis, and Eleni Warren as Class A Directors of the Company, whose terms will expire in 2021. WITHHOLD Brigitte Noury FOR VOTE (01) (02) George Galatis (03) Eleni Warren 2. Proposal to ratify the appointment of FOR AGAINST ABSTAIN PricewaterhouseCoopers S.A. as the Company’s registered independent public accounting firm for the fiscal year ending December 31, 2018. IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OF THE MEETING. CONTROL NUMBER Signature Signature Date , 2018. Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS NAVIOS MARITIME ACQUISITION CORPORATION The undersigned, revoking any previous proxies relating to these shares of common stock, hereby acknowledges receipt of the Notice and Proxy Statement, dated November 6, 2018, in connection with the 2018 Annual Meeting of Stockholders to be held at 10:00 a.m., local time, on Thursday, December 6, 2018 at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco and hereby appoints Angeliki Frangou, George Achniotis and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the common stock of Navios Maritime Acquisition Corporation registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2018 Annual Meeting of Stockholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy. THIS PROXY WHEN EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE THIS PROXY WILL BE VOTED FOR THE ELECTION OF CLASS A DIRECTORS AND FOR PROPOSAL 2. (Continued, and to be marked, dated and signed, on the other side)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: November 6, 2018	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer